NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T 202.689.2987 M 703.624.3897 andy.tucker@nelsonmullins.com	101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

March 2, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Stephen Krikorian Ryan Rohn

Re:	Alfi, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 10, 2021

File No. 333-251959

Ladies and Gentlemen:

On behalf of Alfi, Inc., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated February 25, 2021 with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 2 Registration Statement (the “Amended Registration Statement”), which has been revised to address the Staff’s comments to the Registration Statement. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Amended Registration Statement that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Notes to the Consolidated Financial Statements
Note 3. Significant Accounting Policies, page F-9

1.	Please provide your revenue recognition policy that addresses how revenue will be measured and recognized. Refer to ASC 606-10-50. In this regard, we note your disclosure on page 37 that you intend "to charge customers solely based on a CPM, or ads delivered, model." Further, you also disclose on page F-19 that you offer a Software-as-a-Service (SaaS) product. Please clarify these disclosures or revise the respective language throughout your filing to provide consistent terms.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Division of Corporation Finance
U.S. Securities & Exchange Commission

March 2, 2021

Response:  In response to the Staff’s comment, the Company inserted a revenue recognition description into Note 3 on the December 31, 2020 financial statements filed with the Amended Registration Statement. Accordingly, the note is reset here for ease of review:

Under Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) No. 2014-09 (Topic 606) “Revenue from Contracts with Customers”, revenue from contracts with customers is measured based on the consideration specified in the contract with the customer.

Alfi will generate revenues in three different fashions. First, Alfi will sell advertising and content on its Alfi-enabled tablets and other devices such as kiosks. Second, Alfi will also license its technology to other companies as a Software-as-a-Service (SaaS) product. Third, Alfi will also sell the aggregated data reflecting viewer engagement it derives from users of an Alfi-enabled device to companies.

With respect to Alfi-enabled tablets or devices placed into service by Alfi, Alfi will recognize revenue on a cost per thousand impression (CPM) basis for both the content and advertisements. Alfi will have a contract with both the advertiser and the content provider that will specify the amounts to be paid to Alfi for displaying the advertisement or content. The number of impressions the advertiser or content provider is willing to pay and the duration of each campaign is set by the advertiser or content provider. Content and advertisements are provided to Alfi by companies desiring to deliver content for viewer engagement. In general, Alfi does not pay for content, to the extent it does, the cost of acquiring content would be expensed as cost of sales. Alfi will recognize revenue under these contracts upon the validated delivery of impressions to the end user of the Alfi-enabled device. In some instances content providers will pay Alfi an additional amount should someone who views the content uses an identification code to subsequently subscribe to the content provider.

With respect to SaaS licenses, Alfi expects to enter into license agreements with third parties that place their own devices for advertising together with the remote management access and data reporting that the Alfi platform provides. These licenses may be for a specified duration or on a renewable subscription basis. Alfi will charge these third parties on a monthly, per screen fee for use of the Alfi platform. Alfi will recognize the revenue from these licenses on a monthly basis in accordance with Topic 606.

Division of Corporation Finance
U.S. Securities & Exchange Commission

March 2, 2021

Alfi believes that the aggregated data of viewer engagement will have significant value to advertisers and content providers. Alfi will sell such data to third parties on a subscription basis, and recognize revenue as the subscription payments are received depending on the nature of the contract. For subscriptions that are prepaid, revenue will be recognized as earned; with respect to subscriptions that are not prepaid, revenue will be recognized when the data is delivered to the subscriber.

Alfi has distributed and activated into operations over 1,000 devices tablets and kiosks at no cost to rideshare, mall, or airport owner(s). It is the viewers of the Alfi-enabled device, rather than the rideshare, mall or airport owner that the Alfi-enabled device engages with and to whom Alfi delivers advertising and content. It is projected that Alfi will begin selling advertising and content for those tablets placed into operation in April 2021.

Alfi has not yet recognized revenue from any of its three potential distinct revenue sources. Irrespective of revenue generation on devices, when they are physically placed into service, devices are expensed in accordance with the Company’s Cost of Sales policy.

The contract with a rideshare, mall or airport owner for placing a device in service will not provide for payment from such person to Alfi. With respect to a kiosk in a mall or airport, we may be paid a separate service fee to maintain the device, but Alfi does not anticipate that to be a material source of revenue. Alfi’s contract with a device host may provide that we will pay a revenue sharing amount, or fee, based on the revenue Alfi derives from that device. Alfi will expense that fee in Cost of Sales in accordance with its Cost of Sales policy. In general, a rideshare will not be required to return tablets distributed by Alfi at any time. Removing a tablet from the vehicle or returning it to Alfi would automatically cancel the opportunity for a rideshare to receive commissions. Thus, Alfi does not anticipate that a rideshare would seek to return a tablet. Kiosks, because of their high cost, may either be returned to Alfi or purchased by the facility owner at the end of the contract. We ultimately intend to have the location owner pay for the kiosk and have them pay Alfi a monthly subscription fee based on the SaaS enterprise software model.

For the twelve months ended December 31, 2020 and 2019, the Company had earned and recorded $-0- revenue in each period.

Subsequent Events, page F-12

2.	We repeat our prior comment to disclose the nature of the date that subsequent events were evaluated through. Refer to ASC 855-10-50-1. We further note you continue to disclose on page F-19 that as of the date of this report, you have not filed a Form S-1, yet you have filed a Form S-1. Please revise accordingly.

Division of Corporation Finance
U.S. Securities & Exchange Commission

March 2, 2021

Response:  In response to the Staff’s comment, the Company updated the reference in subsequent events section to note we have filed Form S-1 as of the date of the report. For the ease of review, the update is as follows:

Form S-1 offering

The Company has engaged legal counsel, chosen an underwriter and filed a Form S-1 with the Securities and Exchange Commission. The Company plans to raise a minimum of $15,000,000 associated with the public offerings contemplated by the Form S-1.

Note 10. Intangible Assets, page F-18

3.	We note your expanded disclosure in response to prior comment 6. Please address the following items:

•	Explain in greater detail the nature of your "technology product production costs" and whether you have concluded these amounts are internal-use software. Refer to ASC 350-40.

Response:   The nature of Alfi’s technology platform costs include the cumulative ‘cost to acquire’ or ‘cost to complete’ its software prior to launch. Alfi began capitalizing its technology platform costs at the time management considered the respective technology viable (ASC 350-40). Alfi does not consider technology platform costs internal use software under ASC 350-40, because Alfi’s software platform is designed to generate revenue by delivering advertising and content to consumers. Thus, Alfi’s software products were not developed for internal usage or needs of the organization.

•	We repeat our prior comment to tell us how you considered the guidance in ASC 350-40-35-5.e, that, "given the history of rapid changes in technology, software often has had a relatively short useful life." In further consideration, we also note your risk factor disclosure on page 12 that the digital video advertising market that you operate in is intensely competitive.

Response:   In response to the Staff’s comment, the Company has revised the useful life downwards for capitalized production costs from 10 years to 5 years. The Company kept its same 15 year assigned useful life for Patent costs capitalized. For ease of review, see below from the updated December 31, 2020 financial statements (Note 10):

Division of Corporation Finance
U.S. Securities & Exchange Commission

March 2, 2021

The Company assigned a 15-year estimated useful life for patent acquisition costs, and a 5-year estimated useful life for technology platform production costs. The Company has been awarded a patent and has patents pending with the United States Patent Trademark Office (USPTO). Patents have a legal lifespan of 20 years. Since 2018, the Company has incurred production costs associated with its technology platform.

Management’s determination of useful life estimate for patent acquisition costs is reasonable given the statutory periods for patents of 20 years. Management selected a 5-year useful life for platform costs as a conservative expectation of the length of time the Company expects its technology platform to produce future cash flows considering that there are no software or version upgrades. However, with new upgrades to the Alfi platform we believe that the useful life will be extended out further.

•	Expand your disclosure to clarify the costs that you capitalize and those costs that you expense. Refer to ASC 350-40-25. In addition, disclose the line items in your statement of operations that the amortization is presented.

Response:   Included in capitalized patent acquisition costs are the legal and logistics expenses directly associated with patent development, acquisition, and filing. Included in capitalized platform production costs are the direct labor, design, testing, acquisition, and allocation for administrative overhead associated with software development. For ease of review, see below from the updated December 31, 2020 financial statements (Note 10):

The Company's intellectual property includes patent and platform production costs associated with creation of its technology (see Note 1). Included in capitalized patent costs are the legal and logistics expenses directly associated with patent development, acquisition, and filing. Included in capitalized platform production costs are the direct labor, design, testing, acquisition, and allocation for administrative overhead associated with software development. Upon being placed into service in July 2020 for beta testing, capitalized patent and platform production costs and their anticipated useful lives are summarized as follows:

	Capitalized Cost	Useful Life
Patent Acquisition Costs	$ 650,000	15 years
Platform Production Costs	$ 4,174,509	5 years
Total Intangible Assets (IP), gross	$ 4,824,509

Division of Corporation Finance
U.S. Securities & Exchange Commission

March 2, 2021

•	Your expanded disclosure states that you began to record amortization expense upon launching your first tablet device smart screen in July 2020. Tell us why you did not begin to record amortization expense when your smart screens were ready for their intended use. Refer to ASC 350-40-35-6.

Response:   When Alfi acquires devices, they are not ready for technical deployment. They have to go through an Alfi activation process, which includes deleting existing software from the device and installation of the Alfi platform, before being placed them into service. Accordingly, Alfi considers the first tablet device placed into service when it was activated; the same point in which Alfi’s technology product was put into operation ready for its intended use. Up until this point, Alfi was still incurring platform production costs. Thus, at this point, Alfi considered the asset fully capitalized ready to amortize under ASC 350-40-35-6 in July 2020 (as reported). For ease of review, see below from the updated December 31, 2020 financial statements (Note 10):

When Alfi acquires devices, they are not ready for technical deployment. They have to first go through an activation process, which includes deleting existing software from the device and installation of the Alfi platform, before being placed into service. Upon activating the first tablet device in July 2020, the Company placed its platform into service and began accruing amortization. Up until this point, Alfi was still incurring platform production costs.

Note 11. Inventory, page F-19

4.	We have reviewed your response to prior comment 7. Please address the following items:

•	Describe the significant terms of your "sales agreements" with rideshares and other businesses. Clarify why you refer to these agreements with rideshares and other businesses as sales agreements. Describe the nature of the revenue and fees that are earned from these agreements. Specifically, tell us the general period of term of these agreements including any revenue share terms.

Response: In response to the Staff’s comment, the Company revised Note 11 as it relates to sales agreements. For ease of review revised Note 11 in the December 31, 2020 financial statements is included below:

The Company purchased approximately 9,600 Lenovo tablet hardware inventory devices in 2020 (the “devices”), which are held for placement with rideshare and other businesses. As part of Alfi’s agreements with rideshares, malls and airport owners, devices are provided as a complimentary product . Alfi may pay a revenue share or commission to such third party for the placement of the Alfi-enabled device. See Note 3 for a discussion or revenue recognition from such placement.

Division of Corporation Finance
U.S. Securities & Exchange Commission

March 2, 2021

The Company records inventory at the lower of cost or fair market value. Devices are accounted for as Inventory on the consolidated balance sheet until they are provided to a rideshare or other businesses for use. Upon being placed into service, the Company expenses Inventory to Cost of Sales.

At December 31, 2020 and 2019, the Company had approximately 8,600 and -0- devices on-hand. During the twelve months ended December 31, 2020 and 2019, the Company placed approximately 1,000 and -0- devices into service with rideshare or other businesses, respectively.

As of December 31, 2020 and 2019, tablet inventory totaled $1,104,000 and $0, respectively. As of December 31, 2020, tablet inventory cost on-hand approximated its fair market value. The Company recorded cost of sales associated with tablet inventory of approximately $152,500 and $-0- as of December 31, 2020 and 2019, respectively.

A summary of inventory balances as of December 31, 2020 and 2019 are as follows:

Inventory balance at December 31, 2018, net	$-0-
Inventory expensed to cost of sales	-0-
Inventory balance at December 31, 2019, net	$-0-
Purchase of inventory	1,256,500
Inventory expensed to cost of sales	(152,500)
Inventory balance at December 31, 2020, net	$1,104,000

When tablet devices are placed into service with a rideshare or other business, legal ownership transfers to such entity. As of December 31, 2020, there were approximately 7,600 tablet device inventory units are held as collateral with a related party (see Note 5).

Division of Corporation Finance
U.S. Securities & Exchange Commission

March 2, 2021

•	Describe whether the tablets and devices display content as well as advertisements. If so, describe how the content is acquired and describe the substantive terms of related arrangements.

Response: The devices display both content and advertisements. Content is also provided to Alfi in a manner similar to advertisements by companies desiring to deliver content for viewer engagement. In general, Alfi does not pay for content, to the extent it does, the cost of acquiring content would be expensed as cost of sales. Content is sold in the same manner as the ads on a cost-per-thousand impression basis (CPM). See updated Note 3 in the December 31, 2020 financial statements’ revenue recognition.

•	Tell us and clearly disclose how revenue is generated from devices located at the rideshares and other businesses sites.

Response: See updated Note 3 in the December 31, 2020 financial statements’ revenue recognition.

•	We note your disclosure on page F-8, that you refer to your advertising customers. Further, on page F-19, you refer to the rideshares and other businesses as your customers. Please clarify who you have identified as your customer and revise the respective language throughout your filing to provide a consistent policy. Refer to ASC 606-10-25.

Response: Alfi has different customers for each of its revenue streams: (1) companies that buy content space, like CNN, NBC, etc., or companies that buy ad space like Coke, Ford, etc. (2) Companies that pay a per screen fee on a SaaS basis to operate Alfi software on their network, where they sell ads & content and on their own devices and (3) companies that purchase viewer engagement data on a subscription basis. See updated Note 3 in the December 31, 2020 financial statements’ revenue recognition.

•	Indicate whether a contract exists at the time the tablet or device is delivered. Refer to ASC 606-10-25-1. You state that "The Company owns devices purchased until they are physically placed into service with rideshares or other businesses" and "Legal ownership of physical tablet devices transfers to customer upon being placed into service by the Company." These statements suggest that you have entered into a "sales arrangement" with customers. Please explain whether the tablets recently delivered are under a sales arrangement and describe the status of those devices. Clarify if these businesses are required to return the tablet or devices upon the end of the sales agreement or if the sales agreements are canceled early.

Division of Corporation Finance
U.S. Securities & Exchange Commission

March 2, 2021

Response: There is an agreement between the rideshare, mall or airport owner for the delivery of an Alfi-enabled device. However, the counterparty does not pay Alfi for the device, rather Alfi is able to deliver its content and advertising for which it receives payment from a third party to the viewers the rideshare, mall or airport owner provides. Alfi considers these third parties as critical to its business, but they are not customers in the sense that they directly provide revenue to Alfi. See updated Note 3 in the December 31, 2020 financial statements’ revenue recognition.

There is no requirement that a rideshare return the tablet to Alfi at any time. Transfer of physical ownership in the device is transferred to rideshare upon installation / placement into vehicle. See updated Note 3 in the December 31, 2020 financial statements’ revenue recognition.

•	If the rideshare and other business are deemed customers, the tablets or devices being delivered to a customer appear to be a distinct performance obligation and should be allocated a portion of the transaction price. Refer to 606-10-25-14, 25-18, and 32-1. Please advise.

Response: Alfi’s customer is the advertiser, not the rideshare or other businesses. See updated Note 3 in the December 31, 2020 financial statements’ revenue recognition.

Financial Statements, page F-21

5.	We have reviewed your response to prior comment 9 and it continues to appear that you have not made any revisions in response to the comment. In this regard, your disclosure indicates that the Company was formed during 2018. However, the audit report and your financial statements show a full year 2018. Please advise or revise accordingly.

Response:   In response to the Staff’s comment, the Company has updated and corrected the audit report and financial statements in the Amended Registration Statement.

Condensed Consolidated Balance Sheet, page F-22

6.	It is unclear how you responded to prior comment 8. We repeat our prior comment to identify related party items in your year-end balance sheets as noted in your related party note payable on page F-14. Refer to paragraph 19 of Rule 5-02 of Regulation S-X.

Division of Corporation Finance
U.S. Securities & Exchange Commission

March 2, 2021

Response:   In response to the Staff’s comment, the Company updated the face of the balance sheet in both current and long-term assets and liabilities to specifically identify and present related party items. See also Note 5, Note 13, and Note 7 with additional reference and summarization of related party transactions.

Note 10. Intangible Assets, page F-33

7.	It is unclear how you responded to prior comment 8. We repeat our prior comment to identify related party items in your year-end balance sheets as noted in your related party note payable on page F-14. Refer to paragraph 19 of Rule 5-02 of Regulation S-X.

Response:   In response to the Staff’s comment, the Company expanded the presentation to five years for the year ended December 31, 2020, included in Amended Registration Statement. Noted below for ease of reference is updated Note 10 of the December 31, 2020 financial statements:

Future amortization of intangible assets as of December 31, 2020 is as follows:

Year 1	$ 878,235
Year 2	$ 878,235
Year 3	$ 878,235
Year 4	$ 878,235
Year 5	$ 459,641
Thereafter	$ 411,607
Total	$4,384,188

Note 11. Other Income, page F-34

8.	We note you now include the VAT refund disclosure as a separate footnote in response to prior comment 11. Your disclosure states that you received a VAT refund of approximately $90,000 in 2019. We repeat our prior comment to expand your disclosure to explain the nature of this VAT refund. In this regard we note your only expenses in 2019 and 2018 were depreciation and amortization of $22,166 and $2,186, respectively. In addition, please consider removing your VAT related disclosures from your income taxes footnote as these taxes are not income taxes.

Division of Corporation Finance
U.S. Securities & Exchange Commission

March 2, 2021

Response:   In response to the Staff’s comment, the Company removed VAT and other refund credits from income tax Note 6 and created separate standalone footnote for VAT and other refund credits as Note 12. Noted below for ease of review is updated Note 12:

During the years ended December 31, 2020 and 2019, the Company realized and collected approximately $88,000 and $50,000, respectively, in VAT refund income, essentially a foreign tax credit for increasing the value the software not yet sold, associated with its wholly owned subsidiary Alfi NI Ltd. This amount was recorded as other income in the condensed consolidated statement of operations in 2020 and 2019.

In addition to the VAT refund received, during the years ended December 31, 2020 and 2019, respectively, the Company also realized and collected approximately $107,000 and $47,000 in development credits associated with its wholly owned subsidiary Alfi NI Ltd to encourage software development in Northern Ireland. This amount was recorded as other income in the condensed consolidated statement of operations for 2020 and 2019, respectively.

Exhibits

Exhibit 23.1, page II-2

9.	Please have your auditor revise the language in their consent to consent to the use of their report in your filing as well as to the reference to the auditor under the heading "Experts" in your filing. Refer to paragraphs (a) and (b) of Rule 230 of the Securities Act.

Response:  Updated as requested. Noted below for ease of reference:

We have reviewed and audited, as applicable, components of the Alfi, Inc. and Subsidiaries Form S-1 dated March 1, 2021.

This letter provides consent to Alfi, Inc., from our firm, to proceed in filing Form S-1. We also consent to the reference to us under the caption “Experts” in the Prospectus.

Division of Corporation Finance
U.S. Securities & Exchange Commission

March 2, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 412-562-8444 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

NELSON MULLINS RILEY & SCARBOROUGH LLP

By:
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Alfi, Inc.

Kingswood Capital Markets

Jolie Kahn, Esq.

Slack & Co.